Exhibit 99.1

Vermilion Energy Inc. announces $0.215 CDN cash dividend for April 15, 2015 payment date

CALGARY, March 16, 2015 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) is pleased to announce a cash dividend of $0.215 CDN per share payable on April 15, 2015 to all shareholders of record on March 31, 2015.  The ex-dividend date for this payment is March 27, 2015.  This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

As a reminder to Eligible Shareholders, the newly introduced Premium Dividend™ Component of our Premium Dividend™ and Dividend Reinvestment Plan (the "Plan") is effective for this March dividend payable on April 15, 2015.  Under the new Plan, Eligible Shareholders retain the option, under the Dividend Reinvestment Component, to reinvest their dividends in shares at an effective discount of 3% to the Average Market Price.  With the addition of the new Premium Dividend™ Component, Eligible Shareholders are offered the alternative option of receiving a premium cash payment equal to 101.5% of the reinvested dividends.  Shareholders who have not elected, or are not eligible to participate in the Plan will continue to receive their regular cash dividends in the usual manner.

To effect enrollment and participate in the Plan for the March dividend, a duly completed enrollment form must be received by Computershare Trust Company of Canada prior to 3:00 pm MST on March 24, 2015.  A registered Eligible Shareholder who was enrolled in the Previous DRIP will automatically be deemed to be a participant in the Dividend Reinvestment Component of the Plan, without any further action on their part. Beneficial owners of common shares (i.e., a holder of common shares that are not registered in the beneficial owner's name but are instead held through a broker, investment dealer, financial institution or other nominee) are encouraged to contact their nominee holder to confirm enrollment and participation in either  the Dividend Reinvestment Component or the Premium Dividend™ Component of the Plan as procedures for enrollment and participation may vary.

For more information on the Plan, defined meanings for capitalized terms above, eligibility restrictions and enrollment information and forms, among other details of the Plan, please refer to the complete copy of the Plan as well as a related series of Questions and Answers available on Vermilion's website at www.vermilionenergy.com (under the heading "Investor Relations" subheading "DRIP").

Vermilion is an oil-leveraged producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model targets annual organic production growth of 5% or more along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 5%.  Management and directors of Vermilion hold approximately 6% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered a 20-year history of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information: Dean Morrison, CFA, Director, Investor Relations, Suite 3500, 520 - 3rd Avenue S.W., Calgary, Alberta T2P 0R3, Phone: (403) 269-4884, Fax: (403) 476-8100, IR Toll Free: 1-866-895-8101, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 13:17e 16-MAR-15